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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Ctrip.com International, Ltd.

(Name of Issuer)

Ordinary Shares, par value U.S. $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Rakuten, Inc.

Roppongi Hills Mori Tower

6-10-1, Roppongi

Minato-ku, Tokyo 106-6118

Japan

Telephone: 81-3-4523-1127

Facsimile: 81-3-4523-1012

Attention: Ken Takayama, Executive Officer and Director

With a copy to:

Morrison & Foerster LLP

1-1-3 Marunouchi

Chiyoda-ku, Tokyo 100-0005

Japan

Telephone: 81-3-3214-6522

Facsimile: 81-3-3214-6512

Attention: Ken Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rakuten, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Japan.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 6,645,000 ordinary shares. 8. Shared Voting Power: 0. 9. Sole Dispositive Power: 6,645,000 ordinary shares. 10. Shared Dispositive Power: 0.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,645,000 ordinary shares.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 21.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22943F100	Page 4 of 8

Item 1. Security and Issuer

This Schedule 13D relates to ordinary shares, par value U.S. $0.01 per share (“Shares”), of Ctrip.com International, Ltd., a Cayman Islands company (the “Company”). The Company’s principal executive office is located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Rakuten, Inc., a Japanese corporation (the “Reporting Person”).

(b)	The address of the principal office and principal business of the Reporting Person is Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo 106-6118, Japan.

(c)	The principal business of the Reporting Person is, as a leading internet portal in Japan, the provision of comprehensive online products and services to businesses and customers in Japan.

Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of the Reporting Person: the person’s (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Each of the executive officers and directors of the Reporting Person listed in Schedule 1 are citizens of Japan, except where otherwise noted.

CUSIP No. 22943F100	Page 5 of 8

(d)	Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the executive officers and directors of the Reporting Person listed in Schedule 1 are citizens of Japan, except where otherwise noted.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

On June 21, 2004, the Reporting Person consummated the purchase of 6,645,000 Shares of the Company from the Selling Shareholders for a total consideration of $109,642,500.

The Reporting Person funded approximately $36,700,615 of the purchase price of the Shares with a loan of 4 billion Japanese yen (the “Loan”), made through Sumitomo Mitsui Banking Corporation, a Japanese financial institution operating as a bank under the Banking Law of Japan (the “Bank”). The Loan was made pursuant to a Request to Use Special Overdraft Loan, dated June 17, 2004; the Request to Use Special Overdraft Loan was made pursuant to a Special Overdraft Loan Agreement, dated June 17, 2004; and the Special Overdraft Loan Agreement incorporates the terms of a Bank Transaction Agreement, dated September 10, 2003, each by and between the Reporting Person and the Bank. Pursuant to the Request to Use Special Overdraft Loan, the Overdraft Agreement, and the Bank Transaction Agreement, the term of the Loan commences on June 21, 2004, and the Loan is due and payable on September 30, 2004.

The remainder of the purchase price for the Shares was funded from the Reporting Person’s working capital.

CUSIP No. 22943F100	Page 6 of 8

Item 4. Purpose of Transaction

On June 14, 2004, the Reporting Person entered into a Stock Purchase Agreement (the “SPA”) with the parties listed in Schedule 1 thereto (collectively, the “Selling Shareholders,” and each individually a “Selling Shareholder”) pursuant to which the Reporting Person purchased an aggregate of 6,645,000 Shares of the Company from the Selling Shareholders at a purchase price of $16.50 per Share, constituting an ownership interest of approximately 21.6% in the Company at closing. In connection with the Reporting Person’s purchase of the Shares, (1) IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, L.P. (each a Selling Shareholder), assigned to the Reporting Person their right to appoint one member to the Company’s board of directors, (2) the Registration Rights Agreement, dated December 8, 2003, between the Company and certain of the Company’s shareholders, was amended to grant the Reporting Person certain registration rights with respect to the Shares, and (3) each Selling Shareholder agreed, at the request of the Reporting Person, to vote the shares of the Company held by such Selling Shareholder in favor of amending the Company’s articles of association to give the holders of the Company’s ordinary shares the right to elect all members of the Company’s board of directors.

On June 21, 2004 (the “Closing”), the Reporting Person consummated its purchase of the Shares from the Selling Shareholders. As of the Closing, (1) Mr. Suyang Zhang resigned as a member of the board of directors of the Company and (2) Mr. Yoshihisa Yamada, a Senior Executive Officer and member of the board of directors of the Reporting Person, was appointed as a member of the board of directors of the Company.

The Reporting Person will continuously evaluate the Company’s business and prospects, alternative investment opportunities, and all other factors it deems relevant to determining whether to acquire additional shares of the Company, or to sell some or all of the shares of the Company owned from time to time by the Reporting Person. At any time, the Reporting Person may acquire additional shares of the Company, or may sell some or all of the shares of the Company owned by the Reporting Person, in each case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Reporting Person currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may hold discussions with or make formal proposals to the management or the board of directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a)	Pursuant to the SPA, the Reporting Person acquired 6,645,000 ordinary shares of the Company, which represents approximately 21.6% of the total ordinary shares of the Company outstanding as of June 14, 2004.

(b)	The Reporting Person possesses sole power to vote and to dispose of

CUSIP No. 22943F100	Page 7 of 8

6,645,000 ordinary shares of the Company.

(c)	None, other than the execution and performance of the SPA described in Item 4 above.

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 though 7 of this Schedule 13D, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of its executive officers or directors listed on Schedule 1, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the ordinary shares or other securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

No.	Exhibit	Location

1.	Translation of the Request to Use Special Overdraft Loan, dated June 17, 2004, between the Reporting Person and the Bank.	Filed herewith
2.	Translation of the Special Overdraft Loan Agreement, dated June 17, 2004, between the Reporting Person and the Bank.	Filed herewith
3.	Translation of the Bank Transaction Agreement, dated September 10, 2003, between the Reporting Person and the Bank.	Filed herewith
4.	Stock Purchase Agreement, dated June 14, 2004, by and among the Reporting Person and the parties listed in	Filed herewith

CUSIP No. 22943F100	Page 8 of 8

Schedule 1 thereto.

5.	Assignment Agreement, dated June 18, 2004, by and among the Reporting Person, IDG Technology Venture Investment, Inc., a Massachusetts company, and IDG Technology Venture Investments, L.P., a Delaware limited partnership.	Filed herewith

6.	Amendment No. 1 to Registration Right Agreement, dated June 21, 2004, by and among the Company and each of the Shareholders listed on the signature pages thereto.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rakuten, Inc.

By:	/s/ Ken Takayama
	Name:	Ken Takayama
	Title:	Executive Officer and Director

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 1

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, for each executive officer and director of Rakuten, Inc. Unless otherwise indicated, the business address of each such executive officer and director is c/o Rakuten, Inc., Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo, Japan 106-6118. Each of the executive officers and directors of Rakuten, Inc. listed below is a citizen of Japan, except where otherwise noted.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Board of Directors
Hiroshi Mikitani	CEO and Representative Director, Rakuten, Inc.
Yoshihisa Yamada	Senior Executive Officer and Director, Rakuten, Inc.
Takashi Yoshida	Senior Executive Officer and Director, Rakuten, Inc.
Masatada Kobayashi	Executive Officer and Director, Rakuten, Inc.
Akio Sugihara	Executive Officer and Director, Rakuten, Inc.
Ken Takayama	Executive Officer and Director, Rakuten, Inc., citizen of Japan and the United States
Manabu Mori	Executive Officer and Director, Rakuten, Inc.
Yasuhide Uno	President and CEO, usen Corp., a provider of cable radio broadcasting services and broadband services (the address for usen Corp. is Sanno Park Tower, 2-11-1, Nagatacho, Chiyoda-ku, Tokyo, Japan 100-6113)
Kouichi Kusano	Partner, Nishimura & Partners, a law firm (the address for Nishimura & Partners is: Ark Mori Building, 29th Floor, 1-12-32 Akasaka, Minato-ku, Tokyo, Japan 107-6029 )
Shinnosuke Honjo	CEO, Onbetsu K.K., an educational consultancy (the address of Onbetsu K.K. is: 1-2-33-107 Komazawa, Setagaya-ku, Tokyo, Japan 154-0012)
Muneaki Masuda	CEO, Culture Convenience Club Co., Ltd., the owner and operator of a video and CD franchise rental chain (the business address of Culture Convenience Club Co., Ltd. is: Yebisu Garden Place Tower, 21st Floor, 4-20-3 Ebisu, Shibuya-ku, Tokyo, Japan 150-6021)
Tatsumi Yoda	Chairman and CEO, Avex Inc., a music publishing company (the address of Avex Group is: 3-1-30 Minami-Aoyama, Minato-ku, Tokyo, Japan 107-8577)

Executive Officers
Hiroshi Mikitani	CEO and Representative Director, Rakuten, Inc.
Yoshihisa Yamada	Senior Executive Officer and Director, Rakuten, Inc.
Takashi Yoshida	Senior Executive Officer and Director, Rakuten, Inc.
Atsushi Kunishige	Senior Executive Officer, Rakuten, Inc.
Masatada Kobayashi	Executive Officer and Director, Rakuten, Inc.
Akio Sugihara	Executive Officer and Director, Rakuten, Inc.
Ken Takayama	Executive Officer and Director, Rakuten, Inc., citizen of Japan and the

United States
Manabu Mori	Executive Officer and Director, Rakuten, Inc.
Masashi Okatake	Executive Officer, Rakuten, Inc.
Takao Ozawa	Executive Officer, Rakuten, Inc.
Ryuichi Onoe	Executive Officer, Rakuten, Inc.
Masahiro Kikuchi	Executive Officer, Rakuten, Inc.
Mie Fukuda	Executive Officer, Rakuten, Inc.
Ryota Matsuzaki	Executive Officer, Rakuten, Inc.